March 23, 2016

VIA EDGAR
Mr. Terence O’Brien
Accounting Branch Chief
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549-7010

Re:     Actuant Corporation
Comment Letter dated March 2, 2016
Form 10-K for Fiscal Year Ended August 31, 2015 Filed October 28, 2015
File No. 1-11288

Dear Mr. O’Brien:

This letter is Actuant Corporation’s response to the Staff’s March 2, 2016 comment letter based on its review of our Form 10-K for the fiscal year ended August 31, 2015. For your convenience, each of the Staff’s comments has been reprinted below in bold italics, followed by our responses.

Form 10-K for Fiscal Year August 31, 2015

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 16 Segment Results, page 17

1. We note your response to comment 1 in our letter dated February 5, 2016, in which you note that the Energy reportable segment sales were impacted by changes in volume and pricing. However, your discussion and analysis on page 18 of the fiscal year 2015 Form 10-K does not provide an analysis of the changes in volume and/or pricing on net sales. We continue to request that you provide the information required by Item 303(a)(3)(iii) of Regulation S-K for the Energy reportable segment.

In future filings, we will enhance our discussion and analysis by providing the disclosures contemplated by Item 303(a)(3)(iii) of Regulation S-K. To illustrate, the following is the enhanced Energy Segment disclosures comparing fiscal 2015 to fiscal 2014, with additions underscored and deletions crossed out:

Energy Segment: Fiscal 2015 compared to Fiscal 2014
Fiscal 2015 Energy segment net sales declined by $50 million ($36 million of which was attributable to changes in foreign currency exchange rates) to $412 million. Energy segment core sales declined $14 million, or 3% in fiscal 2015. Revenue from our Energy Maintenance and Integrity product line declined $2 million, or 1% in fiscal 2015, primarily the result of customers deferring maintenance activities during the back half of the fiscal year. Sales in the Other Energy Services product line, consisting of umbilical & rope solutions and offshore mooring systems, declined $12 million (7%) due to reduced exploration, drilling and commissioning activities (in response to sharp declines in oil & gas prices). The products and services of Other Energy Services are more susceptible to changes in oil & gas prices and customer capital spending patterns than the Maintenance and Integrity product line. Given the customized nature of Other Energy Services, which vary based on customer specifications, technical content, geographic location and other factors, we cannot separately quantify changes in sales due to volume and pricing. However, the current market dynamics including reduced capital spending, lower oil & gas prices, reduced offshore activity and excess capacity have resulted in both reduced sales volumes and price concessions to certain customers in this product line.~~as customers reduced capital spending and deferred maintenance activities due to the sharp decline in energy prices. Despite reduced drilling activity and investments in the North Sea, demand in Southeast Asia continued to be strong for large offshore mooring projects.~~

2. Please tell us your consideration of separately presenting net sales from services and rental income from net sales of products with the corresponding presentation for cost of sales. Please refer to Article 5-03.1 of Regulation S-X for guidance.

Annually we analyze consolidated net sales to determine if sales from services and rental income individually exceed 10% of consolidated sales (threshold established in Article 5-03.1 of Regulation S-X for separate disclosure). Currently our revenue generated from services and rental activities do not individually exceed 10% of consolidated net sales.

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filings,

•	Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings, and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your feedback and continuously strive to improve our financial reporting. Should you have any questions on our response, please contact me directly.

Very truly yours,

/s/ Andrew G. Lampereur

Andrew G. Lampereur
Executive Vice President and Chief Financial Officer